UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amended and Restated Memorandum and Articles

EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”) is furnishing this Current Report on Form 6-K to report the amendment of Clause 9 of its amended and restated memorandum and articles of association to change the maximum number of shares that the Company is authorized to issue from 12,510,000 shares divided into up to 12,500,000 ordinary shares with a par value of US $0.04 each and up to 10,000 preferred shares of no par value each to 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US $0.04 each and up to 10,000 preferred shares of no par value each.

A copy of the Notice of Change to the Amended and Restated Memorandum and Articles of Association and the Amended and Restated Memorandum and Article of Association are attached hereto as Exhibit 99.1 and 99.2 and incorporated herein by reference.

This report shall be deemed to be incorporated by reference into the registration statements of the Company on Form F-3 (File No. 333-272011 and 333-263315) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice Of Change to the Maximum Number of Shares the Company is Authorized to Issue
99.2	The Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2024	EZGO Technologies Ltd.

	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

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